SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 23, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 23, 2008

President of the Board at TAM is named
Personality of the Year in the United Kingdom

Maria Claudia Amaro, daughter of Commander Rolim Amaro, received the recognition from Britain's Brazilian Chamber of Commerce

São Paulo, April 23, 2008 – The President of the Board of Directors at TAM (Bovespa: TAMM4 and NYSE: TAM), Maria Claudia Amaro, was unanimously selected Personality of the Year in a vote by the members of the Brazilian Chamber of Commerce in Great Britain.

The purpose of this award, given during a ceremony held yesterday (April 22), at The Dorchester hotel in London, is to honor the efforts of those who contribute to the strengthening of economic and commercial ties between Brazil and the United Kingdom. One of Maria Claudia's achievements was the launching of TAM's Brazil-London route in October 2006. Highlighted during the event were the company's cultural incentives in increasing British tourism to Brazil and economic development between the two countries.

Maria Claudia, president of TAM's Board of Directors since April of last year, is company administrator and daughter of Rolim Amaro, TAM's founder. In her acceptance speech, she recalled Commander Rolim's legacy and TAM's achievements in recent years, having achieved a market share of almost 70% of international flights operated by Brazilian companies.

"Our London route today represents one of the pillars of TAM's activity outside Brazil. We have made almost one thousand flights and carried more than 156,000 passengers in less than a year and a half," said Maria Claudia. "The TAM route to the British capital is one of the three most important routes in our international operations, along with New York and Frankfurt."

Peter Sutherland, Chairman of British Petroleum, also received the award. The President of Banco do Brasil, Antonio de Lima Neto, and the Minister of Foreign Affairs, Celso Amorim, along with others, have been recognized in prior years.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.